Filed by: Discover Financial Services

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Discover Financial Services

Commission File No.: 001-33378

The following communication was published on the internal intranet of Discover Financial Services on July 17, 2024.

Capital One Announces Five-Year, $265 Billion Community Benefits Plan in

Connection with Discover Acquisition

Both Discover and Capital One have track records of investing in their communities and long histories of community engagement. Building on that history, Capital One announced today a Community Benefits Plan (CBP) that commits more than $265 billion in lending, investment, and philanthropy over five years as part of its proposed acquisition of Discover – a commitment twice as large as any community commitment previously developed in connection with a bank acquisition.

The five-year CBP is designed to:

•	Enable greater access to safe and affordable housing

•	Expand access to credit so small business owners can sustain and grow their businesses

•	Increase access to credit for low- and moderate-income (LMI) consumers

•	Build high-quality local infrastructure to facilitate the delivery of essential services

•	Support the development of schools, civic centers, and healthcare facilities that are vital to building strong, diverse, and vibrant communities

This CBP demonstrates that the combination of Capital One and Discover will create an opportunity to provide more lending, investment and services to underserved communities than either institution would undertake on a stand-alone basis.

“Our commitment to financial inclusion and well-being are core to who we are as a company,” said Richard Fairbank, Founder, CEO, and Chairman of Capital One. “That comes to life in our product portfolio, which serves the full spectrum of American consumers, and in the investments we make in our communities. We have a long history of developing innovative ways to serve these core constituencies, and we are committed to ensuring, through this community benefits plan, that our acquisition of Discover builds on our history of positive impact.”

As part of this CBP, and in recognizing Discover’s long history of customer service and long-standing partnerships, Capital One is also committing to:

•

Providing Discover customers with access to a broader set of financial products and services, including a unique mix of best-in-class digital tools, its nationwide network of branches and Cafés, as well as tens of thousands of cash-load partner locations and fee-free ATMs

•	Retaining Capital One’s commitments to no planned branch closures or layoffs of front-line associates in connection with the proposed transaction

•

Supporting Discover’s innovative Customer Care and Community Center in the Chatham neighborhood on the South Side of Chicago, including keeping the original goal of employing more than 1,000 individuals

•	Retaining Discover’s Customer Care Center in Whitehall, Ohio

•	Retaining Discover’s Delaware bank branch

“Capital One’s Community Benefits Plan honors and substantially expands the investments and philanthropic commitments made by both companies in the communities in which we serve,” said Michael Shepherd, CEO of Discover. The significant investments shared in this plan will further unlock the economic potential in historically underinvested communities, helping people achieve brighter financial futures. We are especially pleased by Capital One’s plans to maintain Discover’s investments in customer care and community centers on the South Side of Chicago and Whitehall, Ohio, and our strategic CRA initiatives in Delaware.” Capital One worked closely with four of the industry’s largest and most prominent community organizations: the National Association for Latino Community Asset Builders, NeighborWorks America, the Opportunity Finance Network, and the Woodstock Institute to develop the CBP. These organizations represent over 800 nonprofits and serve as industry leaders across affordable housing and homeownership counseling, asset generation, economic mobility, CDFIs, and research and advocacy for economic justice. Through continued local partnerships, many of whom also provided input on this CBP, and with a greater opportunity to empower financially underserved communities, the combined company will build on the important work to close gaps in equity and opportunity.

Representatives from Capital One will talk more about this CBP at the Public Meeting this Friday, July 19. The public meeting, which is the next major milestone in the proposed acquisition, is part of the regulatory review process and is customary for regulatory agencies to seek feedback from stakeholders and the public on potential mergers or acquisitions. Michael Shepherd will be speaking on behalf of Discover.

For more about Capital One’s Community Benefits Plan, please refer here.

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Forward Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements, which speak to our expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “anticipate,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” “forecast,” and similar expressions. Such statements are based on the current beliefs and expectations of our management and are subject to significant risks and uncertainties. Actual results may differ materially from those set forth in the forward-looking statements. These forward-looking statements speak only as of the date of this communication and there is no undertaking to update or revise them as more information becomes available. The following factors, among others, could cause actual results to differ materially from those set forth in the forward-looking statements: changes in economic variables, such as the availability of consumer credit, the housing market, energy costs, the number and size of personal bankruptcy filings, the rate of unemployment, the levels of consumer confidence and consumer debt and investor sentiment; the impact of current, pending and future legislation, regulation, supervisory guidance and regulatory and legal actions, including, but not limited to, those related to accounting guidance, tax reform, financial regulatory reform, consumer financial services practices, anti-corruption and funding, capital and liquidity; risks related to the proposed merger with Capital One Financial Corporation (“Capital One”) including, among others, (i) failure to complete the merger with Capital One or unexpected delays related to the merger or the inability of the parties to obtain regulatory approvals or satisfy other closing conditions required to complete the merger, (ii) regulatory approvals resulting in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction, (iii) diversion of management’s attention from ongoing business operations and opportunities, (iv) cost and revenue synergies from the merger may not be fully realized or may take longer than anticipated to be realized, (v) the integration of each party’s management, personnel and operations will not be successfully achieved or may be materially delayed or will be more costly or difficult than expected, (vi) deposit attrition, customer or employee loss and/or revenue loss as a result of the announcement of the proposed merger, (vii) expenses related to the proposed merger being greater than expected, and (viii) shareholder litigation that could prevent or delay the closing of the proposed merger or otherwise negatively impact our business and operations; the actions and initiatives of current and potential competitors; our ability to manage our expenses; our ability to successfully achieve card acceptance across our networks and maintain relationships with network participants and merchants; our ability to sustain our card and personal loan growth; our ability to timely complete the recently announced sale of our student loan portfolio, including due to the failure of a closing condition in the agreement to be satisfied, or any unexpected delay in closing the transaction or the occurrence of any event, change or other circumstances that could give rise to the termination of the agreement; our ability to increase or sustain Discover card usage or attract new customers; our ability to increase or sustain Discover card usage or attract new customers; difficulty obtaining regulatory approval for, financing, closing, transitioning, integrating or managing the expenses of acquisitions of or investments in new businesses, products or technologies; our ability to manage our credit risk, market risk, liquidity risk, operational risk, compliance and legal risk and strategic risk; the availability and cost of funding and capital; access to deposit, securitization, equity, debt and credit markets; the impact of rating agency actions; the level and volatility of equity prices, commodity prices and interest rates, currency values, investments, other market fluctuations and other market indices; losses in our investment portfolio; limits on our ability to pay dividends and repurchase our common stock; limits on our ability to receive payments from our subsidiaries; fraudulent activities or material security breaches of our or others’ key systems; our ability to remain organizationally effective; our ability to maintain relationships with merchants; the effect of political, economic and market conditions, geopolitical events, climate change, pandemics and unforeseen or catastrophic events; our ability to introduce new products and services; our ability to manage our relationships with third-party vendors, as well as those with which we have no direct relationship such as our employees’ internet service providers; our ability to maintain current technology and integrate new and acquired systems and technology; our ability to collect amounts for disputed transactions from merchants and merchant acquirers; our ability to attract and retain employees; our ability to protect our reputation and our intellectual property; our ability to comply with regulatory requirements; and new lawsuits, investigations or similar matters or unanticipated developments related to current matters. We routinely evaluate and may pursue acquisitions of, investments in or divestitures from businesses, products, technologies, loan portfolios or deposits, which may involve payment in cash or our debt or equity securities.

Additional factors that could cause the company’s results to differ materially from those described in the forward-looking statements can be found under “Risk Factors,” “Business—Competition,” “Business - Supervision and Regulation” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the company’s Annual Report on Form 10-K for the year ended December 31, 2023, which is filed with the SEC and available at the SEC’s internet site (http://www.sec.gov) and subsequent reports on Forms 8-K and 10-Q.

Important Information About the Transaction and Where to Find It

Capital One has filed a registration statement on Form S-4 with the SEC to register the shares of Capital One’s common stock that will be issued to Discover stockholders in connection with the proposed transaction. The registration statement includes a preliminary joint proxy statement of Capital One and Discover that also constitutes a preliminary prospectus of Capital One. The definitive joint proxy statement/prospectus will be sent to the stockholders of each of Discover and Capital One in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS WHEN THEY BECOME AVAILABLE (AND ANY OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE JOINT PROXY STATEMENT/PROSPECTUS) BECAUSE SUCH DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION REGARDING THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by Discover or Capital One through the website maintained by the SEC at http://www.sec.gov or by contacting the investor relations department of Discover or Capital One at:

Discover Financial Services	Capital One Financial Corporation
2500 Lake Cook Road	1680 Capital One Drive
Riverwoods, IL 60015	McLean, VA 22102
Attention: Investor Relations	Attention: Investor Relations
investorrelations@discover.com (224) 405-4555	investorrelations@capitalone.com (703) 720-1000

Before making any voting or investment decision, investors and security holders of Discover and Capital One are urged to read carefully the entire registration statement and joint proxy statement/prospectus, including any amendments thereto, because they will contain important information about the proposed transaction. Free copies of these documents may be obtained as described above.

Participants in Solicitation

Discover, Capital One and certain of their directors and executive officers may be deemed participants in the solicitation of proxies from the stockholders of each of Discover and Capital One in connection with the transaction. Information regarding the directors and executive officers of Discover and Capital One and other persons who may be deemed participants in the solicitation of the stockholders of Discover or of Capital One in connection with the transaction will be included in the joint proxy statement/prospectus related to the proposed transaction, which will be filed by Capital One with the SEC. Information about the directors and executive officers of Discover and their ownership of Discover common stock can also be found in Discover’s definitive proxy statement in connection with its 2024 annual meeting of stockholders, as filed with the SEC on March 15, 2024, as supplemented by Discover’s proxy statement supplement, as filed with the SEC on April 2, 2024, and other documents subsequently filed by Discover with the SEC. Information about the directors and executive officers of Capital One and their ownership of Capital One common stock can also be found in Capital One’s definitive proxy statement in connection with its 2024 annual meeting of stockholders, as filed with the SEC on March 20, 2024, and other documents subsequently filed by Capital One with the SEC. Additional information regarding the interests of such participants are included in the joint proxy statement/prospectus and other relevant documents regarding the proposed transaction filed with the SEC when they become available.